May 11, 2010

Mr. Michael Clampitt
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street
Washington, DC 20549

Re:	57th Street General Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 28, 2010
File No. 333-163134

Dear Mr. Clampitt:

On behalf of 57th Street General Acquisition Corp. (the “Company”, “we”, “us” or “our”), we are transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 6, 2010 regarding Amendment No. 2 to our Registration Statement on Form S-1 (“Amendment No. 2”) previously filed on April 28, 2010. A marked version of Amendment No. 4 (Amendment No. 3 was filed on May 6, 2010 to include all remaining exhibits) is enclosed herewith reflecting all changes from Amendment No.2. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please file all correspondence that you have submitted to the staff as electronic submissions on EDGAR.

All correspondence previously submitted to the Staff has now been filed on EDGAR.  As discussed with the Staff, the Company also further clarifies that the below reproduced language, which initially appeared in the Company’s April 9, 2010 correspondence to the Staff, was not intended to preclude or otherwise limit the Company’s ability to issue new securities (including shares of common stock) or engage in other financing activities (such as a PIPE) during the period in which its tender offer is open, subject to compliance with applicable SEC rules.

Mr. Michael Clampitt
May 11, 2010

“Consistent with this approach, while the Company's tender offer for up to 88% of its common stock is open, the Company and its affiliates will not engage in, or enable, any private or public transactions for the purchase or sale of its common stock outside of the tender offer.  More particularly, the Company and its affiliates will not (i) engage in any open market transaction for the purchase or sale of its common stock; (ii) engage in any private sale or purchase of its common stock; or (iii) enable the private purchase of its common stock by offering the seller or purchaser of such common stock, as applicable, additional consideration over the tender offer price.  Accordingly, the Company and its affiliates will not participate, directly or indirectly, in the payment of disparate consideration to the purchasers or sellers of its common stock while the tender offer is open.”

2.
We note your reference to “insider warrants” throughout the document and your disclosure that such warrants are “not subject to redemption.” In the event you conduct a tender offer in accordance with Rule 13e-4 and Regulation 14E, please revise your disclosure to explain why such action would not violate the “all-holder’s rule” set forth in Rule 13e-4(f)(8)(i).

As we discussed with the Staff, none of the Company’s warrants, including the insider warrants, will be exercisable prior to the consummation of a business transaction and, therefore, none of the shares of common stock underlying the warrants would be included in the Company’s proposed tender offer.  The redemption to which the insider warrants are not subject is the redemption which may occur after consummation of a business transaction if shares of the Company’s common stock trade above $17.50 per share.  Accordingly, this would not implicate the “all-holders” rule set forth in Rule 13e-4(f)(8)(i) in connection with a tender offer for the Company’s common stock prior to the consummation of a business transaction.

3.
We note your response to comment 3 in our letter dated January 8, 2010. Please confirm, and revise the prospectus to disclose, that the company will register its securities under Section 12 of the Exchange Act in connection with the initial public offering and will not terminate the registration of its securities under Section 12 of the Exchange Act prior to the consummation of an initial business transaction.

We have added disclosure on page 4 as requested by the Staff.

Cover Page of Prospectus

4.
You state that you may either hold a stockholder vote or conduct the redemptions pursuant to the tender offer rules. Please tell us, with a view towards revised disclosure, if you still intend to structure the initial business transaction so as to avoid a stockholder vote.

We have revised the disclosure on the cover page and throughout the prospectus as requested by the Staff.

Mr. Michael Clampitt
May 11, 2010

Risk Factors, page 16

General

5.
We note the second and third risk factors on page 18 regarding the purchase of shares by the company and its insiders at the time of the initial business transaction. We also note, however, that the risk factors do not contemplate that one purpose of such purchases might be to ensure that the required stockholder vote is achieved. Please revise to discuss if the purchases may be made for that purpose. We note, in that regard, that $208.8 million, or approximately 50%, of the funds in the AAMAC trust account were used to pay third parties who entered into stock purchase agreements with AAMAC pursuant to which AAMAC agreed to purchase such parties’ AAMAC shares in connection with the acquisition of Great American Group, Inc. and such third parties agreed to give AAMAC’s management proxies to vote such shares in favor of the acquisition.

We have revised two risk factors on page 18 in response to the Staff’s comments.
Management, page 60

Directors and Executive Officers, page 60

6.
For each of your directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Disclosure has been made on page 61 in response to the Staff’s comments.

Advisory Board, page 61

7.
Please revise to discuss why you have elected to form an advisory board. Please also discuss why Mr. Levitt stepped down as the Chairman of the Board and why Mr. Berger stepped down as a director of the company.

Disclosure has been made on page 61 in response to the Staff’s comments.

Financial Statements

General

8.
We note your statement of operations is presented for the period from October 29, 2009 (inception) through March 31, 2010. Explain how this presentation (i.e. the period) is appropriate considering your fiscal year end is December 31. Please advise or revise as necessary.

Pursuant to Section 1110.2 “Exceptions and Special Cases”  in the  Division of Corporation Finance’s Financial Reporting Manual, an entity’s income statement may be omitted if income and expenses through the balance sheet are nominal, provided that an audited footnote summarizes any activity.   We believe that the current presentation is consistent with this section.

Notwithstanding the current presentation, all future filings of the Company required under the Securities Exchange Act of 1934, as amended will include the appropriate prior period presentation.

We have updated the footnotes to include the following audited footnote:

Mr. Michael Clampitt
May 11, 2010

Note G: Other Information

From inception to December 31, 2009, general and administrative expenses and net loss were $5,076.  For the period January 1, 2010 through March 31, 2010, general and administrative expenses and net loss were $1,967.  At December 31, 2009 and March 31, 2010, stockholders equity was $19,924 and $17,957, respectively.

Exhibits and Financial Statement Schedules, page II-4

9.
We note that you intend to file certain exhibits by amendment. Please file these exhibits with your next amendment or tell us when you intend to file them. Please note that we will need time to review each of your exhibits.

All remaining exhibits were filed on May 6, 2010 with Amendment No. 3.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Ellenoff, Grossman & Schole

Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein
Joel Rubinstein, Esq.
Morgan Joseph & Co. Inc.